Tallgrass Energy GP, LP

4200 W. 115th Street, Suite 350

Leawood, Kansas 66211

June 11, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-225382)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-225382) (the “Registration Statement”) of Tallgrass Energy GP, LP (the “Partnership”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on June 13, 2018 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Mollie Duckworth at (512) 322-2551.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 11, 2018

Very truly yours,

TALLGRASS ENERGY GP, LP

By:	TEGP Management, LLC, its general partner

By:	/s/ David. G. Dehaemers, Jr.
David G. Dehaemers, Jr.
President and Chief Executive Officer

cc: Mollie Duckworth, Baker Botts L.L.P.